Annex 1

San Isidro, February 2, 2026

OFFICIAL LETTER No. 423‑2026‑SMV/11.1

Mr. Gianfranco Ferrari de las Casas
Chief Executive Officer
CREDICORP LTD.
Clarendon House 2 Church Street Hm11 – Bermuda
Present.–
Ref.: File No. 2026004414

We write to you in relation to the legal mandates established mainly in Articles 11, 102, 123 and 304 of the Consolidated Text of the Securities Market Law, Legislative Decree No. 861, approved by Supreme Decree No. 020‑2023‑EF (hereinafter, TUO LMV), by virtue of which CREDICORP LTD. (hereinafter, CREDICORP), in its capacity as an issuing company with securities registered in the Public Registry of the Securities Market (RPMV), is required to disclose all information about itself, its securities, and their offering, that qualifies as material events, ensuring that such disclosure complies with the requirements of truthfulness, sufficiency and timeliness, and other requirements established in the Regulation on Material Events and Reserved Information, approved by SMV Resolution No. 005‑2014‑SMV/01 (hereinafter, the MI Regulation)5.

Likewise, it must be taken into account that section 9.2 of Article 9; section 6.4 of Article 6; and item 33 of ANNEX 1 of the MI Regulation establish the following:

1 “Article 1.– Purpose and Scope of the Law.– The purpose of this law is to promote the orderly development and transparency of the securities market, as well as the adequate protection of investors. (…)”

2 “Article 10.– Quality of Information.– All information that, pursuant to this law, must be submitted to the SMV, the stock exchange, the entities responsible for centralized mechanisms, or to investors, shall be truthful, sufficient, and in a timely manner. Once the information has been received by said institutions, it must be made immediately available to the public.”

3 “Article 12.– Market Transparency.– It is prohibited any act, omission, practice, or conduct that undermines the integrity or transparency of the market, such as:

(…)

(c) Providing false or misleading information regarding the situation of a security or financial instrument, its issuer, or its business, which by its nature is capable of influencing the liquidity or the price of said security or financial instrument. (…)”

4 “Article 30.– Material Events.– The registration of a security or issuance program entails for its issuer the obligation to inform the SMV and, as applicable, the respective stock exchange or the entity responsible for operating the centralized mechanism, of material events, including ongoing negotiations, regarding itself, the security, and the offering thereof, as well as the obligation to disclose such information in a truthful, sufficient, and in a timely manner. The information must be provided to said institutions and disclosed as soon as the event occurs or the issuer becomes aware of it, as the case may be. The importance of an event is measured by the influence it may exert on a reasonable investor in deciding whether to invest or not in the security.”

5 “The highlighted and underlined portions are additions. The highlighted and underlined portions of the provisions and texts that are transcribed are also additions.”

“Article 9.– Timing for Reporting Material Events

9.1. The Issuer must report its material events as soon as such event occurs or the Issuer becomes aware of it, and in no case later than the day on which the event has occurred or has become known. This information must be communicated to the SMV before being provided to any other person, entity, or means of dissemination, and simultaneously, when applicable, to the Stock Exchange or to the entity responsible for operating the respective centralized mechanism. This obligation applies regardless of whether the information originated within the Issuer itself or not.

(…)

9.2. It is presumed that an Issuer is aware of a material event concerning itself when such event originates within its own organization or its controlling shareholder; when it is notified or informed of the occurrence of the event; or when it is an event that has been disclosed or disseminated publicly.

(…)

Article 6.– Duty of Diligence

In complying with the obligations established in this Regulation, the Issuer is responsible for:

(…)

6.2. Acting impartially in the communication of material events and reserved information, regardless of whether such information may have a favorable or adverse effect on the price quotation or trading of the security.

(…)

ANNEX 1

(…)

33. The initiation and final outcome of judicial or arbitral proceedings, and administrative proceedings that may affect the assets, business, or activities of the Issuer.

(…)”

Furthermore, the provisions of Article 27 of the MI Regulation must also be taken into consideration:

“Article 27.– Supervisory Authority

27.1. The SMV body responsible for supervising material events may require the Issuer to disclose, on an occasional or periodic basis, through the means established for material events, any information that, in its judgment, has the capacity to exert the significant influence referred to in Articles 3 and 4 of this Regulation, for the purpose of ensuring transparency in the securities market. Should the Issuer refuse to do so, that SMV body shall proceed to disclose the corresponding information.

Failure to comply with the requirement constitutes a sanctionable infringement in accordance with the Regulation of Sanctions.

27.2. The SMV may require the Issuer to clarify, specify, supplement, rectify, or amend the information disclosed as a material event. The response to such requirement must be disclose through MVNet as a material event.

(…)

27.3. The Issuer must provide  the information or documentation required by the SMV in the course of its supervisory or inspection activities in order to assess compliance with the obligations established under this Regulation.”

In addition, CREDICORP must take into account the “SUPERVISORY GUIDANCE ON THE MATERIAL EVENTS REGIME FOR ISSUERS: RELEVANCE CRITERIA AND TRANSPARENCY OBLIGATIONS,” which was notified on January 20, 2026, by the Circular N.° 031‑2026‑SMV/11.1. This Guidance contains the main criteria applied by the SMV’s General Intendency of Conduct Supervision (IGSC by its Spanish acronym) when supervising compliance by issuers with their duties and obligations related to the material events regime.

Under these premises, the following events related to CREDICORP are established for the present case:

EVENTS

1.
By Deputy Superintendency Resolution N.° 012‑2021‑SMV/11 dated March 5, 2021 (File No. 2019048270), CREDICORP was sanctioned for: (i) having engaged in conduct involving the concealment of information that affected the transparency of the stock market, by failing to disclose relevant information regarding cash contributions to the political party FUERZA 2011 during the 2011 Peruvian presidential campaign; and (ii) having engaged in conduct involving the concealment of information that affected the transparency of the securities market, by failing to disclose relevant information regarding the agreement of its Executive Committee to make contributions, through its subsidiaries, to the political party PERUANOS POR EL KAMBIO during the 2016 Peruvian presidential campaign.

Thus, in the first administrative instance before the SMV, it was determined that CREDICORP had committed two very serious violations, and it was imposed a total fine of 510 UIT (S/1.9 million).

On March 26, 2021, CREDICORP filed an appeal against Resolution SASCM N.° 012‑2021. This appeal was not resolved in the second administrative instance of the SMV.

2.
On December 7, 2021, the Judicial Branch notified the SMV[6] of Resolution N.° 1 issued by the Provisional Superior Chamber Specialized in Administrative Litigation, admitting the claim filed by CREDICORP against the SMV regarding the Nullity of Administrative Act (Judicial File No. 01996‑2021‑0‑1801‑SP‑CA‑05), requesting as its main claim and first subsidiary claim the following:

6 File No. 2021046384.

“1. Principal Claim:

Declare the NULLITY of the deemed SMV resolution that, through negative administrative silence, dismissed the appeal filed on March 26, 2021 by Credicorp against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11.

2. First Subsidiary Claim:

In the hypothetical case that our Principal Claim is not upheld, declare the TOTAL NULLITY of the deemed SMV resolution that, through negative administrative silence, dismissed the appeal filed on March 26, 2021 by Credicorp against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11, as well as of said latter resolution, so that they are rendered without any legal effect, given that these resolutions constitute a situation of abuse of rights, having departed without any justification from a longstanding line of years of jurisprudence in which the failure to disclose relevant information is sanctioned under the infringement consisting of disclosing material events of significant importance.
(…)”

3.	On that same December 7, 2021, CREDICORP disclosed, as a material event (File No. 2021046506), the following information[7]:

IMAGE 1

Today we have become aware that, on December 7, 2021, the Superintendency of the Securities Market was notified of the resolution issued by the Temporary Specialized Chamber for Administrative Litigation of the Superior Court of Justice of Lima, through which the administrative litigation claim filed by Credicorp Ltd. (“Credicorp”) was admitted, with the purpose of challenging the implied resolution — resulting from negative administrative silence — of the Superintendency of the Securities Market (hereinafter, the “SMV”) related to the appeal filed by Credicorp against Deputy Superintendent’s Resolution N.° 012-2021-SMV/11 dated March 5, 2020.

Through the aforementioned Deputy Superintendency Resolution, the SMV decided to sanction Credicorp (i) with a fine of 300 UIT for allegedly having committed a very serious infringement defined in item 1.6, numeral 1 of Annex 1 of the Regulation of Sanctions, approved by CONASEV Resolution N.° 055-2001-EF/94.10, in force since 2011; and (ii) with a fine of 210 UIT for allegedly having committed a very serious infringement defined in item 1.5, numeral 1 of Annex 1 of the Regulation of Sanctions, approved by CONASEV Resolution N°. 055-2001-EF/94.10 and amended by Resolution N°. 006-2012-SMV/01, in force since 2016. At the time, because we did not agree with the classification of events nor with the sanctions imposed, we filed an appeal against the aforementioned Deputy Superintendency Resolution. Subsequently, upon the expiration of the deadline for the second administrative instance to issue a decision, our company exercised its right to invoke negative administrative silence and filed a judicial complaint. Without prejudice to this, the company proceeded to pay the fines imposed by the Superintendency of the Securities Market, in accordance with the law.

7 View link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc=%7b8032987D-0000-CB19-8524-D054FB75231D%7d. Translator’s Note: The hyperlink included in the original document is no longer available.

In this regard, given that negative administrative silence had been applied and the administrative litigation claim filed had been admitted, in accordance with Articles 191.1 and 197.4 of the Consolidated Text of the General Administrative Procedure Law approved by Supreme Decree 006‑2017‑JUS, the administrative proceeding is thereby concluded and the matter is now submitted to the decision of the Judicial Branch. Accordingly, we comply with reporting this event as a material event.

4.	On December 29, 2021, CREDICORP disclosed, as a material event (File N.° 2021048911), the following information[8]:

IMAGE 2

(…)

2. By means of Official Letter N.° 5089-2021-SMV/11, dated December 28, 2021, the SMV requested that we disclose the Deputy Superintendency Resolution as a material event.

3. In compliance with the SMV’s requirement, through this communication we comply with disclosing the Deputy Superintendency Resolution as a material event.

(…)

5. The text of the Deputy Superintendency Resolution is published on the SMV’s website at the following address: https://www.smv.gob.pe/Bp_LisDatosGenerales?data=297FE41EF698EB62CC15A532971F&op=bq1 (select the “Sanctions” section).

6. As reported in our material event communication dated December 7, 2021, at the time, because we did not agree with the classification of the events nor with the sanctions imposed, our company filed an appeal against the Deputy Superintendency Resolution. Subsequently, upon the expiration of the deadline for the second administrative instance to issue a decision, our company invoked negative administrative silence and filed a claim before the Judicial Branch.

The Deputy Superintendency Resolution SMV N.° 012-2021-SMV/11 dated March 5, 2021, is shown in ANNEX 1.

5.	On August 15, 2023, by means of Resolution N.° 9, a first-instance judgment was issued declaring unfounded the claim filed by CREDICORP. Subsequently, CREDICORP appealed this judgment.

8 View link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc=%7b2030097E-0000-C930-B24C-17A3CE69CAE1%7d

6.
On January 27, 2026, the SMV received from the Judicial Branch NOTIFICATION N.° 2806-2026-SU-CI, which attaches the Resolution without number dated November 26, 2025, issued by the Permanent Civil Chamber of the Supreme Court of the Republic, acting as an appellate court (Appeal File No. 1692-2024), which decided to CONFIRM the judgment dated August 15, 2023, issued by the Temporary Specialized Chamber for Administrative Litigation of the Superior Court of Justice of Lima, who declared UNFOUNDED the claim filed by CREDICORP against the SMV (hereinafter, the “RESOLUTION”). The summary of the RESOLUTION states:

“Summary. In the present case, the Superior Court, acting correctly as the court of first instance, has declared the claim unfounded, assessing the evidence admitted and produced in the proceeding and applying the correct and pertinent legal framework, since in the administrative stage it was determined that the claimant incurred very serious infringements, given that its conduct of keeping the information regarding the financial contributions to political campaigns secret constitutes concealment.

Consequently, the appealed judgment must be confirmed, as the arguments raised in the appeal do not overturn the decision issued in first instance by the Superior Court.”

The NOTIFICATION and the RESOLUTION are shown in ANNEX 2.

7.	To date, CREDICORP has not complied with its obligation to disclose, as a material event, the information related to the judgment referred to in the preceding paragraph.

INFORMATION REQUESTS

In this regard, considering all that has been stated, the applicable legal framework in force, as well as the supervisory powers of the SMV—particularly those set forth in Article 27 of the MI Regulation—your company is required to report the following:

1. Specify the date on which the RESOLUTION was notified to CREDICORP.

2. Explain the reasons why CREDICORP did not disclose the information regarding the RESOLUTION as a material event.

3. Considering that the aforementioned judicial proceeding has resulted in unfavorable decisions for CREDICORP in both first and second instance, indicate whether these decisions conclude the proceeding, or whether CREDICORP will file any further appeal, as applicable.

4. Indicate in which line items and notes of CREDICORP’s financial statements the fine imposed by the SMV has been recognized, the effects of the RESOLUTION on such line items, and any other information related to the RESOLUTION and its impact on Credicorp or its financial statements.

5. In the event that the facts previously set forth are not accurate, provide detailed and duly documented clarifications.

6. Any other additional information and/or supporting documentation related to the matters addressed in this request.

This request must be responded to within a maximum period of two (02) business days, counted from the business day following notification of this letter, through the “Material Events” channel of the MVNet System. CREDICORP must include in its communication a copy of this Official Letter and its annexes, under warning that the SMV may proceed with their disclosure, pursuant to Article 27, numeral 27.1, of the MI Regulation.

Finally, your company is reminded that, in compliance with the cited regulations, it must fulfill its obligation to keep the market informed with respect to any act, event, or set of circumstances capable of exerting significant influence, and must take the necessary measures to ensure full compliance with the obligations arising from the securities market regulations, as well as to respond to the requests made by the Superintendency of the Securities Market. Failure to comply with such requests constitutes conduct subject to sanction in accordance with the provisions of the Regulation of Sanctions, approved by SMV Resolution N.° 035-2018-SMV/01.

I remain at your disposal.

Sincerely,

Alix Godos
General Intendent
General Intendency of Conduct Supervision